Exhibit 99

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Schedule 13G (including additional amendments thereto) with respect to the American Depositary Shares (ADS(s)), each ADS representing the right to receive one (1) Class A Ordinary Share of Endava plc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.

Dated: May 15, 2026

Prescott Group Capital Management, L.L.C.

Signature: /s/ Phil Frohlich
Name/Title: Phil Frohlich, Managing Member

Prescott Group Aggressive Small Cap, L.P.

Signature: /s/ Phil Frohlich
Name/Title: Phil Frohlich, Managing Member of Prescott Group Capital Management, L.L.C., its general partner

Prescott Group Aggressive Small Cap II, L.P.

Signature: /s/ Phil Frohlich
Name/Title: Phil Frohlich, Managing Member of Prescott Group Capital Management, L.L.C., its general partner

Prescott Group Aggressive Small Cap Master Fund, G.P.

Signature: /s/ Phil Frohlich
Name/Title: Phil Frohlich, Managing Member of Prescott Group Capital Management, L.L.C., the general partner of Prescott Group Aggressive Small Cap II, L.P., and the general partner of Prescott Group Aggressive Small Cap, L.P.

Prescott Group Aggressive Mid Cap, L.P.

Signature: /s/ Phil Frohlich
Name/Title: Phil Frohlich, Managing Member of Prescott Group Capital Management, L.L.C., its general partner

Phil Frohlich

Signature: /s/ Phil Frohlich
Name/Title: Phil Frohlich, Self